UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):

March 31, 2024

SUPERIOR DRILLING PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Utah	46-4341605
(State of Incorporation)	(I.R.S. Employer Identification No.)

1583 South 1700 East Vernal, Utah	84078
(Address of principal executive offices)	(Zip code)

Commission File Number: 001-36453

Registrant’s telephone number, including area code: (435) 789-0594

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.001 par value	SDPI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Effective March 31, 2024, Superior Drilling Products, Inc. (the “Company”) entered into the Fifth Amended and Restated Loan Agreement (the “Loan Agreement”) and the Fifth Amended and Restated Promissory Note (the “Note”) with Tronco Energy Corporation (“Tronco”). The obligations of Tronco are guaranteed by G. Troy Meier, Chief Executive Officer of the Company, and Annette Meier, Chief Operating Officer and President of the Company. Pursuant to the Note, Tronco will make payments to the Company of $750,000 annually commencing on September 30, 2024 through March 31, 2033, provided that the final payment shall include all remaining outstanding principal and interest. Notwithstanding this, all principal and interest under the Note shall be due and payable by Tronco on the closing date of the transactions contemplated by the Agreement and Plan of Merger dated March 6, 2024 among the Company, Drilling Tools International Corporation, a Delaware corporation, DTI Merger Sub I, Inc., a Delaware corporation and DTI Merger Sub II, LLC, a Delaware limited liability company.

Interest will continue to accrue on the Note at 2.8% per annum. The security for the obligations under the Loan Agreement and the Note, and all other provisions, remain the same.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description

10.1	Fifth Amended and Restated Promissory Note between Superior Drilling Products, Inc. and Tronco Energy Corporation dated effective March 31, 2024.

10.2	Fifth Amended and Restated Loan Agreement between Superior Drilling Products, Inc. and Tronco Energy Corporation dated effective March 31, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024

SUPERIOR DRILLING PRODUCTS, INC.

/s/ Christopher D. Cashion
Christopher D. Cashion
Chief Financial Officer